Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ironSource Ltd.

Commission File No.: 001-40539

This filing relates to the proposed merger of ironSource Ltd., a company organized under the laws of the State of Israel (“ironSource”), with Ursa Aroma Merger Subsidiary LTD (“Merger Sub”), a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity Software Inc., a Delaware corporation (“Unity”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 13, 2022, by and among ironSource, Merger Sub and Unity.

The following communication was made available to ironSource’s global team on July 13, 2022, in connection with the transaction.

Dear ironSourcers,

I am writing with some big news, which I am truly excited to share with you. Today we announced an agreement to merge into Unity, creating the world’s only end-to-end software platform for developers and creators to build, run and scale a game or app business.

In explaining ironSource, we often say that it has become easier than ever to create an app, but harder than ever to create an app business. Unity is the reason it’s become easier than ever to create games, with the world’s leading game engine for game developers. And by combining forces, and our complementary capabilities, we are creating a platform that allows app developers to get everything they need - from creation to business infrastructure - in one platform.

More than that, with this merger, which will hopefully close by the end of the year, we are creating a truly transformative, integrated platform which creates a synergy and feedback loop between content creation and growth to power better user experiences and stronger businesses.

This is a unique opportunity. Our vision from early on has been to build a massive, global category leader. This journey has included growing organically, acquiring companies to deepen our platform offering, and going public. In many ways, merging into Unity is a natural extension of this vision: joining forces allows us to create the only truly end-to-end platform for developers, and ultimately lead our category.

What does it mean for each of us? The driving force behind this merger is our belief that together we can offer immense upside for customers, shareholders (which is most of us), and the App Economy overall. This is also an opportunity for all of us to have a significant impact in a leading software company with a big mission and vision.

This is a lot to take in and I’m sure everyone will have lots of questions. To answer just a few in advance: ironSource’s senior management will be part of the combined company’s leadership, we will maintain our very strong presence in Israel, and meaningful fun will continue!

I think this is an incredible opportunity for all of us - as a company and as individuals - and I look forward to continuing on this journey with you.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction;  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following communication was made available on ironSource’s blog, at https://www.is.com/community/blog/ironsource-joins-forces-with-unity/, in connection with the transaction on July 13, 2022.

ironSorce joins forces with Unity

Today, ironSource announced that it reached a definitive agreement to merge into Unity Technologies. This combination is expected to create the only fully-integrated, end-to-end platform powering of the Creator Economy. Developers and creators will now be able to access every conceivable tool they need to create, operate and scale live games, apps and other interactive experiences, through one centralized platform.

We often say that it has become easier than ever to create an app, but harder than ever to create a successful app business. ironSource, from its earliest days, has been focused on solving this business problem – creating a platform for developers to turn their creations into successful businesses. We have pursued this vision over the past decade by assembling top-notch tech and product teams to build tools and technologies, acquiring companies that rounded out and deepened our platform offering, and taking the company public.

Combining with Unity is a natural next step in our journey. Now, by joining forces, we are not just fulfilling our vision but extending it: powering the entire developer journey - from creation to successful business - and providing every tool developers need to create, operate and scale games, apps and other interactive experiences, all in one place.

For anyone in the game industry, Unity is a household name. It is the leading platform for creating and operating interactive, real-time 3D content, and their game development engine is used to power a leading share of the world’s games across every platform.

The combination of Unity and ironSource realizes immediate strong benefits and value for customers, but it also accelerates an expansive, long-term vision of an integrated platform where creation and growth become truly synergistic and 'live'. Together we will be able to make this vision a reality years ahead of what might have been possible before.

In the nearer term, combining Unity and ironSource is expected to drive better outcomes for customers across multiple areas. With Unity Ads and the ironSource network - we’ll be adding scale and data where scale and data matter most. This means better outcomes for advertisers and more revenue for publishers. Within ironSource’s mediation platform, developers will be able to benefit from improved optimization for UA and monetization across both Unity Ads and ironSource.

The joint platform will also give more developers access to critical cross-channel marketing and creative production capabilities earlier on in their lifecycle through Luna, as well as unique app discovery opportunities through Aura. Together, we’ll also be able to empower more indie developers to succeed by integrating our publishing solution Supersonic into the Unity game engine. Finally, Unity’s industry-leading creation tools, and deep penetration in the game industry, will create enhanced opportunities for our telco partners to leverage interactive gaming and 3D experiences on-device (iOS and Android), as well as enable us to more quickly build and deploy carrier-branded, on-device experiences to help telcos drive engagement in the services they care most about.

But it’s not just collecting all of these tools and capabilities in one place, it’s about making them work in concert to power better user experiences and better businesses. Longer term, the combination will transform what is today a linear creation and growth process into one that is both connected and interactive. Creators will get real world audience feedback, starting from the earliest stages and throughout the content lifecycle, allowing them to improve their content and, in doing so, unlock business success. In essence, we will be creating a flywheel in which data from growth informs improvements in content which in turn drives more business success for the creation.

No less important than the complementary products and shared vision, in the process of exploring this merger, we quickly saw the many similarities between the two companies: Both companies have deep roots and a proven commitment to developing technology to remove obstacles for creators and developers. In addition, both companies also share an understanding that much of what has been learned and developed in games, will be of value in verticals beyond gaming. These DNA similarities add immeasurable value to the combination of the two companies.

We are excited to embark on this new chapter and look forward to all of the great things we can do together.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction;  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following emails were sent out to customers of ironSource, on July 13, 2022, in connection with the transaction.

General customer email

We’re excited to update that Unity and ironSource have announced an agreement to join forces to create the only truly comprehensive platform enabling developers to create, operate and scale an app business.

Existing customers of both companies will now be able to benefit from a more seamless connection between Unity's game engine and ad network, and ironSource’s app business platform, resulting in greater revenue, efficiency and potential for growth. The combination of Unity and ironSource will also create a large data footprint powering even better targeting, increasing revenue for publishers and performance for advertisers.

You shouldn’t expect any changes for the time being. Both platforms will continue to work independently as they do today. Once the deal closes, we will look at how to leverage the strengths of each company’s capabilities to deliver the best combination of value to our partners, and make sure to communicate any changes with you as they come up.

Our mission has always been to develop technology that would allow app developers to focus on what they do best, creating great apps and user experiences. With this merger, we’ll be significantly accelerating that mission to give developers everything they need to succeed in the App Economy.

We remain committed to our partnership, and we’re excited to share this next chapter in our journey together.

Luna customer email

We’re excited to update that Unity and ironSource have announced an agreement to join forces to create the only truly comprehensive platform enabling developers to create, operate and scale an app business.

Existing customers of both companies will now be able to benefit from a more seamless connection between Unity’s game engine and ad network, and ironSource’s app business platform, resulting in greater revenue, efficiency and potential for growth. The combination of Unity and ironSource will also create a large data footprint powering even better targeting, increasing revenue for publishers and performance for advertisers.

You shouldn’t expect any changes for the time being. Both platforms will continue to work independently as they do today. Once the deal closes, we will look at how to leverage the strengths of each company’s capabilities to deliver the best combination of value to our partners, and make sure to communicate any changes with you as they come up.

Our mission has always been to develop technology that would allow app developers to focus on what they do best, creating great apps and user experiences. With this merger, we’ll be significantly accelerating that mission to give developers everything they need to succeed in the App Economy, including the creative insights to power marketing optimization across all channels, in one platform.

We remain committed to our partnership, and we’re excited to share this next chapter in our journey together.

Aura customer email

We’re excited to update that Unity and ironSource have announced an agreement to join forces to create the only truly comprehensive platform enabling developers to create, run and scale an app business.

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content, and their game development engine is used to power the leading share of the world’s games across every platform.

Unity’s industry-leading creation tools, and deep penetration in the game industry, will create enhanced opportunities for telcos to leverage interactive gaming and 3D experiences on-device (iOS and Android), as well as enable us to more quickly build and deploy carrier-branded, on-device experiences to help telcos drive engagement in the services they care most about.

Additionally, with two leading ad networks - ironSource and Unity Ads - our access to advertiser demand will be best-in-class, powering more customer choice and increased RPUs for telecom operators.

It’s important to note that the transaction is not yet closed, and for the time being nothing will change. Once the deal is final, we will look at how to work together to best serve our customers, and will be sure to communicate any changes in plenty of time.

We remain committed to our partnership, and we’re excited to share this next chapter in our journey together. If you have any questions, please feel free to reach out.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction;  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following social media post was made available by ironSource on LinkedIn on July 13, 2022:

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction;  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-Kfor the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.